UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

June 19, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $25,177,640 Accelerated Return Notes® Linked to the Common Stock of Facebook, Inc. due July 3, 2014

•                  $3,548,000 Contingent Buffer Enhanced Notes due June 25, 2014 Linked to the Performance of Brent Crude (futures contract)

•                  $6,881,380 Contingent Income Auto-Callable Securities due June 17, 2016 Based on the Performance of the Common Stock of CBS Corporation

•                  $1,965,000 Notes due July 2, 2014 Linked to the MSCI EAFE Index

•                  $581,000 Step-Up Callable Fixed Rate Notes due June 19, 2023

•                  $2,700,000 Callable Contingent Coupon Notes due June 18, 2015 Linked to the Common Stock of  Michael Kors Holdings Limited

•                  $495,000 SuperTrackSM Notes due December 18, 2014 Linked to the Performance of the WisdomTree Japan Hedged Equity Fund

•                  $3,000,000 Contingent Payment Notes due June 19, 2028 Linked to the Russell 2000® Index

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: June 19, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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